SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PW Multi-Strategy Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6710 E. Camelback Rd, Suite 100,

Scottsdale, AZ 85251

Telephone Number (including area code): (602) 609-2193

Name and address of agent for service of process:	Greg Stark 6710 E. Camelback Rd, Suite 100, Scottsdale, AZ 85251

Copy to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes ☐ No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Scottsdale and State of Arizona on the 17th day of January, 2023.

PW MULTI-STRATEGY INCOME FUND

		By:	/s/ Greg Stark
Name: Greg Stark
Title: Chief Executive Officer, Trustee

ATTEST:
By:	/s/ Jeff Holland
Name: Jeff Holland
Title: Chief Financial Officer, Treasurer

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